March 31, 2022

At the Sunstone Hotel Investors Annual Meeting on April 28, 2022, please vote AGAINST the “Say-On-Pay” proposal (Proposal 3).

Dear Sunstone Hotel Investors shareholder:

We urge you to vote AGAINST the “Say-On-Pay” proposal (Proposal 3) at the Sunstone Hotel Investors (NYSE: SHO) Annual Meeting on Thursday, April 28, 2022. This past year has been one of continued uncertainty in the hospitality industry, with the continued effects of the COVID-19 pandemic and geopolitical turmoil. However, even in this uncertain context, Sunstone’s performance has been alarming. The company’s 1-year total stockholder return reported for FY 2021 was 3.53 percent, compared to the FTSE Nariet equity Lodging/Resorts Index return of 18.22%.i Shareholders, property-level workers, and hotel guests have been asked to pay the cost during these uncertain times with declining stock value and decreased services at Sunstone properties.ii It is alarming that the Board took measures to shield the company’s executives from the negative financial impact with multiple one-time non-performance-based awards.

The following pay decisions are of key concern:

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Non-performance Based Retention Awards: In September, the board granted one-time retention awards to executives Bryan Giglia, Robert Springer and David Klein. The scheduled payout for the retention program for each executive is as followsiii:

Executive	Cash awarded 2/28/22	Retention award as % of 2022 base salaryiv	Equity vesting 2/28/23	Equity vesting 9/30/24
Bryan Giglia	$585,225	106.4%	$585,225	$585,225
Robert Springer	$496,868	99.4%	$496,868	$496,686
David Klein	$370,107	87.08%	$370,107	$370,107

The cash retention awards paid on February 28, 2022 range from 87.08% to 106.4% of the executives’ announced 2022 base salary. Neither the cash nor the equity retention awards are performance-based, as the equity award consists of restricted stock with a dollar-denominated value. Furthermore, the awards vest fully if the executive is terminated without “cause.” For these two reasons, the retention awards violate ISS guidelines, which state regarding special retention awards, “The awards should also be strongly performance-based and have limitations on termination-related vesting.”[v] It should also be noted that Giglia, Springer and Klein had a 2021 annual cash incentive bonus with goals weighted 80 percent on 1-year RSR percentile rank and 20 percent on individual objective goals. The company achieved a 1-year RSR percentile rank of 15%, against a threshold of 50% and a target of 60%. Appropriately, the RSR-based component of the bonus resulted in zero payout.vi This appears to be a further violation of ISS’s compensation policies, which state, “Granting one-time awards to replace forfeited incentives and/or to insulate executives from lower pay outcomes will be viewed as a problematic action.”vii

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Additional Non-performance Based “Transition” Awards: In February 2022, the board announced a set of changes to the annual bonus program. As part of the changes, in addition to the new annual awards, the board granted executives a “Transition Time-Based Restricted Stock Award” that will vest 50 percent in 2023 and 50 percent in 2024.viii The number of shares granted to each executive, as well as the equivalent dollar value based on the stock price on the day of the grant, is as follows:

Executive	Shares subject to transition time-based restricted stock award	Dollar value based on closing price per share on 2/10/2022ix
Bryan Giglia	28,048	$328,442.08
Robert Springer	23,741	$278,007.11
David M. Klein	15,459	$181,024.89
Christopher G. Ostapovicz	17,668	$206,892.28

These time-based transition awards amount to another significant discretionary non-performance-based award, only five months after the non-performance-based retention awards.

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Former CEO Arabia’s Severance Package: In September, the board announced that the company would separate with CEO Arabia. The board stated that the separation was without “cause,” and furthermore, “These actions were not related to any matter regarding the Company’s financial condition, reported financial results, internal controls or disclosure controls and procedures.” [x]Arabia was entitled to severance pay including three times base salary, an annual bonus amount, and the portion of any outstanding equity awards which would have vested within a year after termination, all of which totaled $9,931,697. Given the company’s troubling performance, and its recent history of CEO turnover (interim CEO Pasquale was the seventh chief executive in the past fifteen yearsxi), it is unclear why such a generous severance package was negotiated for Arabia.

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Doug Pasquale’s Bonuses as Interim CEO: Interim CEO Pasquale was granted a dollar-denominated equity signing bonus of $2,250,000.xii Pasquale served as interim CEO from September 2, 2021 to March 4, 2022. For this time of service, Pasquale received a cash performance bonus of $1,800,000.xiii The company’s proxy explains, “Mr. Pasquale’s annual Cash Incentive Bonus Goal is based on his individual performance as Interim CEO and was evaluated by the Compensation Committee upon completion of his role as Interim CEO.”xiv Importantly, unlike the other executives, Pasquale’s bonus did not include a weighted component based on relative total stockholder return – it was based entirely on the Compensation Committee’s discretion. During Pasquale’s tenure as interim CEO, the stock price of SHO decreased by 9 percent, while the FTSE NAREIT Equity Lodging/Resorts Index price increased by 1 percent.xv Interim CEO Pasquale led the search for a new CEO. Despite the company’s poor performance, Pasquale reported in the fourth quarter earnings call, in response a question about the CEO search and whether he has “been satisfied with the performance of Sunstone shares for that, your tenure period”: “So, you know, the interview process with CEO candidates has mainly reinforced to us that we're precisely on the right track.”xvi Indeed, one week after the earnings call the company announced that it was promoting CFO Bryan Giglia to CEO. Given that the search process simply promoted an internal candidate, and the continued poor relative performance of the company, it is unclear why the Compensation Committee granted Pasquale such a significant signing bonus, or why the Committee rewarded performance significantly below the peer Index with a bonus only $50,000 below target.xvii

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Between the retention awards, the non-performance-based transition awards, the severance for John Arabia, and the discretionary bonuses for Doug Pasquale, Sunstone committed nearly $20 million to its executive suite despite a 1-year relative stockholder return far below threshold. These pay practices raise serious questions about whether Sunstone is, as Doug Pasquale said in February, “precisely on the right track.”

The above examples taken together portray a company working to shield its executives from negative pay outcomes, while asking not just stockholders, but also customers to pay the costs. In the Q4 earnings call, then-CFO Bryan Giglia, who would soon be named CEO, replied to a question about costs: “And then another offset will be other efficiencies -- technology, service levels, that those are places where we can offset some of this also. But the good news is up to this point, rates remained strong and compared to previous downturns, it's at a much higher place than you would have ever imagined it to be. And so, hopefully that bodes well for us as we go forward, and be able to offset some of this in inflationary environment where we have rents that reset on a nightly basis, we should be able to pass a portion of this on as we move forward.”xviii

In other words, Sunstone apparently plans to reduce service levels as an “efficiency” while raising room rates. The success of a hospitality company relies heavily on the customer experience. Can Sunstone, a company already falling behind its peers in shareholder return, retain customers whom it is asking to pay more for less service? This is an especially worrisome question in the context of the great resignation, during which leisure and hospitality workers have consistently been leaving their jobs at the highest rate.xix The hotel industry is in a human capital management crisis. In 2021 hotel room demand returned to 100% of December 2019 levels, but there were 23% fewer workers in the industry. For the workers who remain, workload was 30% higher in December 2021 than December 2019.xx

Especially in this context, Hotel operations should maintain and enhance the talent, skills, and experience of its workforce.  Research shows the connection between investment in a workforce and higher total return, return on assets, return on capital, profitability, and overall performance against benchmarks.xxi Poor management can lead to material risks to the firm and investment value.xxii

These factors compel a vote against the Company’s Say-on-Pay proposal. Thank you for your attention.

Sincerely,

Charles Decker

Research Analyst, UNITE HERE

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This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

_________________________

i https://sunstonehotelinvestorsinc.gcs-web.com/static-files/463c39aa-4ec7-49fc-890f-5d1c59ea0a51 , p. 52

ii See e.g. https://www.fool.com/earnings/call-transcripts/2020/11/06/sunstone-hotel-investors-inc-sho-q3-2020-earnings/ , “After a couple of decades of centralizing a lot of services in our industry, what I believe is going to happen is the decentralization of certain services or are moving to more of an ala-carte menu environment, in which owners instead of being required to participate will have either the option to participate or some of those services will come back into the property level. If you are an active asset manager, that allows you to maneuver and pick those services that best work for your hotel and the hotel guests. We think that that is a positive move and Marc Hoffman, our Chief Operating Officer, has been in direct communication with our operating partners on that front.”

iii https://sunstonehotelinvestorsinc.gcs-web.com/static-files/643214bc-4e20-4b34-9e45-16f2b4b916f9, p.2

iv https://sunstonehotelinvestorsinc.gcs-web.com/static-files/ad9694ec-4f62-4b33-bf34-c2a8a89c24e2

v https://www.issgovernance.com/file/policy/active/americas/US-Compensation-Policies-FAQ.pdf , p.20

vi https://sunstonehotelinvestorsinc.gcs-web.com/static-files/463c39aa-4ec7-49fc-890f-5d1c59ea0a51, p. 52

vii https://www.issgovernance.com/file/policy/active/americas/US-Compensation-Policies-FAQ.pdf, p. 20

viii https://sunstonehotelinvestorsinc.gcs-web.com/static-files/ad9694ec-4f62-4b33-bf34-c2a8a89c24e2 , p. 4

ix https://sunstonehotelinvestorsinc.gcs-web.com/stock-information/historical-price-lookup?8c7bdd83-a726-4a84-b969-494be2477e47%5BSHO_N%5D%5Bdate_month%5D=02&8c7bdd83-a726-4a84-b969-494be2477e47%5BSHO_N%5D%5Bdate_day%5D=10&8c7bdd83-a726-4a84-b969-494be2477e47%5BSHO_N%5D%5Bdate_year%5D=2022&url=, $11.71 per share

x https://sunstonehotelinvestorsinc.gcs-web.com/static-files/63611da4-7bd8-4ca7-b008-356553fad704

xi https://www.snl.com/interactivex/article.aspx?CDID=A-30942153-11320&ID=30942153&Printable=1&KPLT=2

xii https://sunstonehotelinvestorsinc.gcs-web.com/static-files/643214bc-4e20-4b34-9e45-16f2b4b916f9 , exhibit 10.2, p. 3

xiii https://sunstonehotelinvestorsinc.gcs-web.com/static-files/2f1a3094-8d54-465c-ab08-fb80f03f5146

xiv https://sunstonehotelinvestorsinc.gcs-web.com/static-files/463c39aa-4ec7-49fc-890f-5d1c59ea0a51, 53

xv https://finance.yahoo.com/quote/%5EFN24/history?p=%5EFN24

xvi https://www.fool.com/earnings/call-transcripts/2022/02/23/sunstone-hotel-investors-sho-q4-2021-earnings-call/

xvii https://sunstonehotelinvestorsinc.gcs-web.com/static-files/463c39aa-4ec7-49fc-890f-5d1c59ea0a51, p. 53 – Pasquale’s target bonus was $1,850,000.

xviii https://www.fool.com/earnings/call-transcripts/2022/02/23/sunstone-hotel-investors-sho-q4-2021-earnings-call/

xix https://www.businessinsider.com/entertainment-and-restaurant-workers-leading-great-resignation-jolts-2021-11

xx https://www.costar.com/article/801629521/hiring-at-hotels-fails-to-keep-pace-with-recovery-in-room-demand

xxi See Bernstein, Aaron, The Materiality of Human Capital to Corporate Financial Performance, IRRC Institute, April 2015, https://lwp.law.harvard.edu/files/lwp/files/final_human_capital_materiality_april_23_2015.pdf. Intangible Asset Market Value Study, Ocean Tomo, https://www.oceantomo.com/intangible-asset-market-value-study/; Bassi, Laurie, Human Capital Management Predicts Stock Prices, June 2010,  https://mcbassi.com/wp/wp-content/uploads/2018/07/HCMPredictsStockPrices.pdf.

xxii Letter from Human Capital Management Coalition to William Hinman, Director of Division of Corporate Finance, Securities and Exchange Commission (Jul. 6, 2017) (on file at https://www.sec.gov/rules/petitions/2017/petn4-711.pdf).

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